Exhibit 99.1

Press Release

For Immediate Release

On Track Innovations (OTI) Announces Pricing of Public Offering of Ordinary Shares

ISELIN, N.J., February 3, 2011 - On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV) today announced  that it has priced a firm commitment underwritten public offering of 5,217,392 ordinary shares at a price of $3.00 per ordinary share for aggregate gross proceeds of $15.7 million. OTI expects net proceeds, after underwriting discounts and commissions and estimated offering expenses payable by OTI, of approximately $14.7 million. OTI has also granted to the underwriters a 30-day over-allotment option to purchase up to an additional 782,608 of its ordinary shares to cover over-allotments, if any, which would result in additional net proceeds of approximately $2.3 million if exercised in full. The aggregate gross proceeds that will be raised including the over-allotments, if exercised in full, will be about $18 million (and about $16.9 million after underwriting discounts and commissions and estimated offering expenses payable by OTI). The offering is expected to close on or about February 8, 2011, subject to satisfaction of customary closing conditions. Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), is acting as the sole book-running manager for the offering and Merriman Capital, Inc. and Chardan Capital Markets, LLC are acting as the co-managers for the offering.

The ordinary shares are being offered pursuant to a registration statement on Form F-3 (File No. 333-171507) filed pursuant to the Securities Act of 1933, as amended, which was previously filed with, and declared effective by, the Securities and Exchange Commission (SEC). A preliminary prospectus supplement relating to the offering has also been filed with the SEC.

A final prospectus supplement and an accompanying prospectus will be filed with the SEC in connection with the offering. These documents, as filed with the SEC, may be obtained by sending a request to Rodman & Renshaw, LLC at 1251 Avenue of the Americas, New York, NY 10020, via telephone at (212) 430-1710 or via email to prospectus@rodm.com. Before you invest, you should read these documents and the other documents that the company has filed with the SEC for more complete information about the company and this offering. Investors may obtain these documents for free by visiting the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OTI

OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs.

Safe Harbor Statement

This news release contains certain statements of a forward-looking nature relating to future events or future business performance.  Any such statements, including, but not limited to, the OTI’s expectations regarding the completion, timing and size of its proposed public offering, whether expressed or implied, are subject to risks and uncertainties which can cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, and other risk factors discussed in the Company’s preliminary prospectus supplement, Form 20-F and other documents filed with the Securities and Exchange Commission from time to time.  These forward-looking statements represent the Company's judgment as of the date of this news release.  Except as legally required, the Company disclaims any intent or obligation to update these forward-looking statements.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com